Exhibit 99.81

For Immediate Release	January 19, 2021

The Valens Company Provides Strategic and Financial Update Entering 2021

The Company becomes one of the lowest-cost cannabis platforms following realignment of inventory to drive future growth in the 2.0, 3.0 markets, and beyond

Kelowna, B.C., January 19, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis derivative products, today provided an update on its corporate initiatives to drive further growth in 2021.

After analyzing Canadian cannabis market trends, including: (1) the anticipated increase in outdoor cannabis volumes and continued overall decline in dried cannabis pricing, (2) the strong success of its value-priced product offerings with partners, and (3) the near-term launch of several new product formats which leverage both strain and terpene specific profiles, The Valens Company made the strategic decision to liquidate the majority of its cannabis oil inventories at market clearing prices in the fourth quarter of 2020. This decision led to a related one-time financial statement impact in the fourth quarter of 2020 between $9.0 million and $10.0 million, including a $2.9 million to $3.2 million loss from the sale of bulk cannabis oil, an inventory write-down of $4.7 million to $4.9 million, and a provision on previously entered biomass commitments of $1.4 million to $1.9 million.

The Valens Company has achieved two core objectives with the completion of this strategic initiative. First, the Company has reduced the average price of its oil inventory by over 50% and can now rebuild its inventory with targeted strains of dried cannabis sourced at opportunistic, lower price points that are anticipated to grow product gross margins in 2021. Second, Valens can now better align its catalogue of strains in inventory with its innovative product portfolio, as well as offer a broader range of products at consumer-friendly prices – an attractive advantage to existing and potential new partners, including large consumer packaged goods companies.

Tyler Robson, Chief Executive Officer and Chair of the Board, said, “Looking into 2021, we wanted to clear the deck and increase our flexibility to make a much more aggressive push into the market with new, innovative products, including several exciting opportunities in the Health & Wellness category, at highly competitive prices. Adding low- cost inputs to our already low-cost manufacturing infrastructure makes us tough to beat and will help us secure a cost leadership position in the market. While this decision resulted in a one-time financial statement impact in the quarter, we now enjoy the increased opportunity to capture market share, drive future product margin expansion and generate shareholder value as one of the most flexible, lowest-cost cannabis platforms in the Canadian market focused on 2.0 and 3.0 cannabis derivative products.”

Preview of Fourth Quarter 2020 Revenue and First Quarter 2021 Guidance

For the fourth quarter of 2020, preliminary gross revenue will be between approximately $17 million and $18.5 million, with preliminary net revenue between $15 million and $16.5 million. An approximate quarter-over-quarter increase of 250% in provincial product sales in the fourth quarter worked to offset some of the loss attributed to lower bulk oil revenues as a result of market clearing pricing for the inventory liquidation. Various reintroduced provincial COVID-19 restrictions to cannabis storefronts also negatively impacted revenue in the quarter and led to a delay in achieving purchase orders originally planned for the fourth quarter, resulting in these purchase orders being shifted into the first quarter of 2021.

Revenue for the first quarter of 2021 is expected to be between $19 million to $23 million, driven by the Company’s newly launched and operational K2 Facility which is expected to give Valens the ability to increase product and provincial sales, enter into new innovative product verticals, and increase output volumes. The Company expects the K2 Facility to continue to unlock revenue growth throughout the remainder of fiscal 2021.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

The Valens Company expects to report its fiscal 2020 fourth quarter results in late February.

Term Loan Repayment and Covenant Realignment

In addition to the above strategic initiative, the Company made a voluntary prepayment of $9,500,000 borrowed under the Term Loan on November 30, 2020, reducing the secured revolving loan to $9,500,000 as of the date hereof, and the credit facility was amended: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the credit facility by up to an additional $10,000,000, (ii) to amend certain financial covenants including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) to add a minimum liquidity covenant of $5,000,000 until June 30, 2021, (iv) to add a fourth tier of pricing resulting in interest on the term loan of prime plus 2.00% to prime plus 2.75% depending on certain financial covenants, and (v) a waiver was proactively requested by the company and received from the Lender relating to the fourth quarter of 2020 financial covenants due to the previously mentioned inventory write-down.

Jeff Fallows, President, commented, “Our strategic decision to reposition our inventory also led us to proactively renegotiate our credit facility to better align with the needs of the business as it grows. Although it resulted in a reduction of our surplus cash balance, the repayment of the Term Loan relieved constraining covenants and increased both our operational and financial flexibility to aggressively pursue emerging market opportunities and support our future international expansion, including our anticipated U.S. market entry. Our cash balance remains healthy and we remain financially well-positioned to execute on our global business strategy.”

About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

2| Page

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, earnings guidance, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

3| Page